Exhibit 3

FOR IMMEDIATE RELEASE

Affimed Reports Financial Results for First Quarter 2015

-- Successful Follow-on Offering Supports Continued Progress in Clinical Programs --

Heidelberg, Germany, May 21, 2015 - Affimed N.V. (Nasdaq: AFMD), a clinical-stage biopharmaceutical company developing highly targeted cancer immunotherapies, today reported financial results for the quarter ended March 31, 2015.

“The recent completion of our follow-on offering will allow us to broaden the scope of both our clinical and preclinical programs and we appreciate the support of our investors,” said Dr. Adi Hoess, CEO of Affimed. “We are particularly excited about upcoming results that we will present at the ASCO 2015 Annual Meeting in late May, which continue to demonstrate the strength of our technology and its potential to treat cancer.”

Corporate Highlights

•	Affimed successfully completed a follow-on offering on the Nasdaq Global Market, raising a total of approximately €32.7 million (US $37.1 million) in net proceeds. This includes the underwriter’s exercise in full of their option to purchase additional shares. The funding is intended for the continued development of Affimed’s pipeline of unencumbered clinical and preclinical assets, allowing the Company to broaden the AFM13 and AFM11 clinical programs and to generate further NK-cell engagers.
•	For its lead candidate, AFM13, a bispecific CD30/CD16A TandAb antibody, Affimed has initiated a phase 2a clinical trial in Hodgkin lymphoma, or HL, with first data expected in late 2015 and final data expected in the second half of 2016. The Company is preparing an additional phase 1b/2a investigator-initiated trial with AFM13 in CD30-positive lymphoma as well as a phase 1b trial with AFM13 in combination with a checkpoint modulator. Initial evidence of the synergistic effect of AFM13 in combination with checkpoint modulators will be presented at the upcoming ASCO 2015 Annual Meeting.
•	For its second candidate, AFM11, a bispecific CD19/CD3 TandAb antibody, the Company has initiated a phase 1 clinical trial in patients with non-Hodgkin lymphoma (NHL) and acute lymphocytic leukemia (ALL). Furthermore, Affimed intends to investigate different dose regimens of AFM11 for the treatment of NHL and ALL in new studies to be initiated in early 2016.

•	Affimed has presented posters on its third program, the EGFRvIII/CD3-targeting T-cell TandAb AFM21, at the American Association for Cancer Research (AACR) and Association for Cancer Immunotherapy (CIMT) 2015 annual meetings, showing high specificity and potency. In addition to AFM21, the Company has generated an NK-cell engager targeting EGFRvIII/CD16A. Both molecules are currently being evaluated in a preclinical setting for their ability to destroy EGFRvIII-positive tumor cells.
•	Affimed has published three papers on its lead candidates (AFM13 phase 1 data, Rothe, A. et al., Blood. 2015, Apr. 17, pii: blood-2014-12-614636; AFM11 preclinical data, Reusch, U. et al., MAbs. 2015 May 4;7(3):584-604) and its proprietary technology platform (Weichel, M. et al., European Pharmaceutical Review, 2015, Vol. 20/1, p.27-32).
•	Following the March milestone announcement of CD33/CD3 candidate selection for IND-enabling studies in the Company’s collaboration with Amphivena/Janssen, Affimed and its partner Amphivena will provide an update by presenting three posters at the upcoming ASCO 2015 Annual Meeting.

Financial Highlights

(Figures for the first quarter 2015 and 2014 represent unaudited figures)

Cash and cash equivalents totaled €37.0 million on March 31, 2015 compared to €39.7 million on December 31, 2014. The decrease was primarily attributable to Affimed’s operational expenses.

Net cash used in operating activities was €3.9 million for three months ended March 31, 2015 compared to a net cash flow of €0.9 million for the three months ended March 31, 2014. The increase was mainly due to the loss in the 2015 period of €1.5 million and payments for trade and other payables of €2.1 million. In the first quarter 2014, the Company showed net cash flow from operating activities of €0.9 million mainly due to advance payments of €2.6 million under collaboration agreements.

Revenue for the first quarter of 2015 was €2.5 million compared to €0.7 million for the first quarter of 2014. The revenue in the first quarter 2015 was mainly attributable to the revenue recognition upon achievement of a milestone pursuant to the Amphivena collaboration, whereas the revenue in the first quarter 2014 was mainly attributable to the collaboration with the Leukemia & Lymphoma Society (LLS).

Research and development expenses for the first quarter 2015 were €2.9 million compared to €5.3 million for the first quarter 2014. Research and development expenses for the first quarter 2014 were largely due to non project-related share based payment expenses. The variances in project-related expenses are primarily the result of activities related to the AFM13 and AFM11 projects.

General and administrative (G&A) expenses for the first quarter 2015 were €1.8 million compared to €4.7 million for the first quarter 2014. G&A expenses for the first quarter 2014 were largely due to share based payment expenses.

Net loss for the first quarter 2015 was €1.5 million or €0.06 per common share, compared to a net loss of €15.6 million, or €1.06 per common share, for the first quarter 2014. The decrease is primarily related to significant amounts for share based payment expense and finance costs incurred in the first quarter 2014.

Note on IFRS Reporting Standards

Affimed prepares and reports the consolidated financial statements and financial information in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). None of the financial statements were prepared in accordance with Generally Accepted Accounting Principles (GAAP) in the United States. Affimed maintains its books and records in Euro.

Conference call and webcast information

Affimed’s management will host a conference call to discuss the company’s financial results and recent corporate developments today at 8:30 a.m. EST. A webcast of the conference call can be accessed in the “Events” section on the “Media” page of the Affimed website at http://www.affimed.com/events.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About Affimed N.V.

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Affimed’s product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called natural killer cells, or NK-cells, and T-cells. Affimed’s proprietary, next-generation bispecific antibodies, called TandAbs for their tandem antibody structure, are designed to direct and establish a bridge between either NK-cells or T-cells and cancer cells, triggering a signal cascade that leads to the destruction of cancer cells.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding the risk of cessation or delay of any of the ongoing or planned clinical studies and/or development of our product candidates. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading "Risk Factors" in Affimed’s filings with the Securities and Exchange Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Contact:
Affimed N.V.

Caroline Stewart, Head IR & Communication
Phone: +1 347 394 6793
E-Mail: IR@affimed.com or c.stewart@affimed.com

Media requests:

Anca Alexandru or Gretchen Schweitzer

MacDougall Biomedical Communications

Phone: +49 89 2424 3494 or

+49 163 613 3359

E-Mail: aalexandru@macbiocom.com

AFFIMED N.V.

 UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited condensed consolidated statement of comprehensive loss

(in € thousand)

	For the three months ended March 31
	2014	2015

Revenue	722	2,538

Other income - net	45	229
Research and development expenses	(5,346)	(2,921)
General and administrative expenses	(4,735)	(1,848)

Operating loss	(9,314)	(2,002)

Finance income / (costs) - net	(6,401)	518

Loss before tax	(15,715)	(1,484)

Income taxes	69	0

Loss for the period	(15,646)	(1,484)

Comprehensive loss	(15,646)	(1,484)

Loss per share in € per share	(1.06)	(0.06)
(undiluted = diluted)

AFFIMED N.V.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Condensed consolidated statement of financial position

(in € thousand)

	December 31, 2014	March 31, 2015
		(unaudited)
ASSETS
Non-current assets

Intangible assets	72	70
Leasehold improvements and equipment	974	929
	1,046	999

Current assets

Inventories	199	201
Trade and other receivables	939	1,057
Cash and cash equivalents	39,725	37,033
	40,863	38,291

TOTAL ASSETS	41,909	39,290

EQUITY AND LIABILITIES
Equity

Issued capital	240	240
Capital reserves	131,544	131,886
Accumulated deficit	(99,989)	(101,473)
Total equity	31,795	30,653
Non current liabilities

Borrowings	3,895	4,508
Total non-current liabilities	3,895	4,508

Current liabilities

Trade and other payables	3,759	3,113
Deferred revenue	2,460	1,016
Total current liabilities	6,219	4,129
TOTAL EQUITY AND LIABILITIES	41,909	39,290

AFFIMED N.V.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited condensed consolidated statement of cash flows

(in € thousand)

	For the three month ended March 31
	2014	2015
Cash flow from operating activities
Loss for the period	(15,646)	(1,484)
Adjustments for the period:
- Income taxes	(69)	0
- Depreciation and amortisation	105	84
- Share based payments	7,582	342
- Finance income / costs - net	6,401	(518)

	(1,627)	(1,576)
Change in trade and other receivables	334	(118)
Change in inventories	2	(2)
Change in trade and other payables	2,227	(2,090)

Cash generated from operating activities	936	(3,786)
Interest received	0	2
Paid interest	(17)	(140)

Net cash from (used in) operating activities	919	(3,924)

Cash flow from investing activities
Purchase of intangible assets	(19)	(5)
Purchase of leasehold improvements and equipment	(7)	(32)

Net cash used for investing activities	(26)	(37)

Cash flow from financing activities	0	0

Net changes to cash and cash equivalents	893	(3,961)
Cash and cash equivalents at the beginning of the period	4,151	39,725
Exchange-rate related changes of cash and cash equivalents	0	1,269
Cash and cash equivalents at the end of the period	5,044	37,033

AFFIMED N.V.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited condensed consolidated statement of changes in equity

(in € thousand)

	Issued capital	Capital reserves	Own shares	Accumulated deficit	Total equity

Balance as of January 1, 2014	63	469	(25)	(99,730)	(99,223)

Loss for the period				(15,646)	(15,646)
Balance as of March 31, 2014	63	469	(25)	(115,376)	(114,869)
Balance as of January 1, 2015	240	131,544	0	(99,989)	31,795

Equity-settled share based payment awards		342			342
Loss for the period				(1,484)	(1,484)

Balance as of March 31, 2015	240	131,886	0	(101,473)	30,653